UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2025

COMMISSION FILE NUMBER 001-39081

BioNTech SE

(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION INCLUDED AS PART OF THIS FORM 6-K

BioNTech SE previously disclosed that it and its wholly owned subsidiary, BioNTech Manufacturing GmbH (together, “BioNTech” or the “Company”), were party to disputes with CureVac N.V., CureVac SE and CureVac Manufacturing GmbH (collectively, “CureVac”) and GlaxoSmithKline Biologicals SA (“GSK” and, together with BioNTech, CureVac and Pfizer Inc. (“Pfizer”), the “Parties”) involving intellectual property relating to the Company’s and Pfizer’s COVID-19 vaccines. On August 7, 2025, the Parties entered into settlement arrangements (the “Settlement Arrangements”) to resolve the pending patent litigation among BioNTech, Pfizer and CureVac in the United States, and set a framework for resolving patent litigation and allegations of patent infringement among BioNTech, Pfizer and CureVac outside the United States (subject to closing of the previously announced acquisition (the “Acquisition”) of CureVac by the Company).

Pursuant to the Settlement Arrangements, the pending patent litigation among BioNTech, Pfizer and CureVac in the United States, including all claims relating to alleged infringement of CureVac patents against BioNTech and Pfizer in the United States prior to January 1, 2025, was dismissed. To effectuate the dismissal, the Parties filed a Stipulation and Order with the United States District Court for the Eastern District of Virginia dismissing with prejudice CureVac’s action for patent infringement relating to certain CureVac patents (Civil Action No 2:23-cv-222). Additionally, the Company was granted a non-exclusive license with a right to sublicense for the manufacture, use, sale, offer for sale in the United States and importing into the United States of mRNA-based vaccines for the prevention, delay of onset, treatment or amelioration in humans of SARS-COV-2 and/or influenza infections that Pfizer or BioNTech develop, manufacture and commercialize (the “Licensed Products”).

Pursuant to the Settlement Arrangements, the Company agreed to pay (or cause to be paid) (i) $370 million to GSK within five days after the entry of the dismissal order and (ii) $370 million to CureVac within five days of the earlier to occur of (a) the termination of the Purchase Agreement, dated June 12, 2025, by and between the Company and CureVac N.V. and (b) the closing of the Acquisition. The Company will pay a one percent royalty on U.S. sales of Licensed Products to each of GSK and CureVac beginning with effect as of January 1, 2025. Of the $370 million payable to GSK, $320 million will be in cash. The remainder is attributed to the value of an amendment to GSK’s existing agreement with CureVac relating to mRNA influenza, COVID-19 and influenza/COVID-19 combination products, which includes certain reductions in royalties to be paid by GSK.

Additionally, upon and subject to the closing of the Acquisition, (i) the patent litigation between CureVac and BioNTech outside of the United States must be dismissed, and all claims released; (ii) the Company must receive a non-exclusive license with a right to sublicense for the manufacture, use, sale, offer for sale and importing of Licensed Products worldwide; and (iii) the Company must pay $130 million to GSK within five days of the later to occur of (a) the entry of a withdrawal of actions by CureVac against the Company and (b) January 1, 2026. The Company will pay a one percent royalty on sales of Licensed Products outside of the United States to each of GSK and CureVac beginning with effect as of January 1, 2025. In addition, GSK’s existing agreement with CureVac will be further amended to reduce certain milestones and royalties payable by GSK. The Settlement Arrangements do not impact GSK’s enforcement of its own patents against Pfizer and BioNTech in the United States and in Europe.

Subject to the closing of the Acquisition, Pfizer has agreed to reimburse BioNTech for $80 million and half of claimed royalties payable to GSK from January 1, 2025 onwards on sales of mRNA-based COVID-19 products.

The Company’s agreement to the Settlement Arrangements does not in any way constitute an admission of liability with respect to the disputes covered thereby, which the Company expressly denies, and the Settlement Arrangements shall not be taken as or construed to be an admission by the Company as evidence supporting any such allegation, any matter of fact or law, any violation of law or any other liability whatsoever.

Forward-Looking Statements

This document includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “look forward,” “investigational,” “pipeline,” “to acquire,” “development,” “to include,” “commitment,” or similar terms. Such forward-looking statements include, but are not limited to, statements relating to the ability of BioNTech to complete the Acquisition, the impact of the Acquisition on the terms contemplated by the Settlement Arrangements, Pfizer’s agreement to reimburse BioNTech with respect to royalty and upfront payments in connection with the Settlement Arrangements, and the disputes among BioNTech, Pfizer, CureVac, and GSK generally. Many of these risks and uncertainties are beyond the control of BioNTech. Investors are cautioned that any such forward-looking statements are based on BioNTech’s current beliefs and expectations regarding future events and are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the Acquisition will close on the expected timetable or at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to satisfaction of conditions to closing of the Acquisition; approval of the dismissal order contemplated by the Settlement Arrangements; BioNTech and Pfizer reaching a definitive agreement with respect to the terms of Pfizer’s reimbursement; general industry conditions and competition; general political, economic and business conditions, including interest rate, inflation, tariff and currency exchange rate fluctuations, and the ongoing Russia-Ukraine and Middle East conflicts; the impact of regulatory developments and changes in the United States, Europe and countries outside of Europe, including with respect to tax matters; the impact of pharmaceutical industry regulation and health care legislation in the United States, Europe and elsewhere; the particular prescribing preferences of physicians and patients; competition from other products; challenges and uncertainties inherent in new product development; ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; and potential or actual data security and data privacy breaches.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended June 30, 2025 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

Notice to Investors and Security Holders

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, BioNTech intends to file a Registration Statement on Form F-4 (the “Registration Statement”) with the SEC, including an offer to exchange/prospectus, to register under the Securities Act of 1933, as amended, the issuance of BioNTech’s American Depositary Shares (“ADSs”) pursuant to the exchange offer. In addition, BioNTech intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”), which will include, as exhibits, the offer to exchange/prospectus, a form of letter of transmittal, and other customary ancillary documents, with the SEC and soon thereafter CureVac intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the common shares of CureVac referred to in this document has not yet commenced. The solicitation and offer to purchase CureVac’s common shares will only be made pursuant to the Schedule TO and related exchange offer/prospectus. This material is not a substitute for the offer to exchange/prospectus, the Schedule TO, the Schedule 14D-9, the Registration Statement or for any other document that BioNTech or CureVac may file with the SEC and send to CureVac’s shareholders in connection with the proposed transactions.

With respect to the public offering of BioNTech ADSs to CureVac shareholders in Germany and in any other member state of the European Economic Area, this document is an advertisement for the purposes of the prospectus regulation EU 2017/1129, as amended. It does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the securities prospectus which will be available free of charge, together with the relevant translation(s) of the summary, from BioNTech’s website (https://www.biontech.com). The approval of the securities prospectus by the German Federal Financial Supervisory Authority should not be understood as an endorsement of the investment in any BioNTech ADSs or shares in BioNTech. Investors in Germany and in any other member state of the European Economic Area should acquire BioNTech ADSs solely on the basis of the prospectus (including any supplements thereto, if any) relating to the ADSs and should read the prospectus which is yet to be published (including any supplements thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

With respect to the public offering of BioNTech ADSs to CureVac shareholders in the United Kingdom (the “UK”), BioNTech will publish a UK prospectus exemption document for the purposes of the prospectus regulation EU 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended. This document does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the UK prospectus exemption document which will be available free of charge from BioNTech’s website (https://www.biontech.com). Investors in the UK should acquire BioNTech ADSs solely on the basis of the UK prospectus exemption document (including any supplements thereto, if any) relating to the BioNTech ADSs and should read the UK prospectus exemption document, which is yet to be published (including any supplements thereto, if any), before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

BEFORE MAKING ANY INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CUREVAC TO READ THE REGISTRATION STATEMENT, EXCHANGE OFFER/PROSPECTUS, SCHEDULE TO (INCLUDING THE EXCHANGE OFFER, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, CUREVAC AND THE PROPOSED TRANSACTIONS THAT HOLDERS SHOULD CONSIDER.

Investors will be able to obtain free copies of the Registration Statement, exchange offer/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by BioNTech and CureVac with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from BioNTech’s website (https://www.biontech.com) or by contacting BioNTech’s Investor Relations Department at Investors@biontech.de. These documents are also available free of charge from CureVac’s website (https://www.curevac.com) or by contacting CureVac’s Investor Relations Department at communications@curevac.com.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Ramón Zapata-Gomez	By:	/s/ Dr. Sierk Poetting
	Name: Ramón Zapata-Gomez		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer

Date: August 11, 2025